ELĒMENT APOTHĒC

INVESTOR PRESENTATION



THIS IS ELEMENT APOTHEC

Element Apothec is a new CBD-focused body care and wellness brand bringing transparency and trust to a market plagued by suspicion and a lack of integrity. We seek to elevate this burgeoning $16 billion industry by bringing our luxurious line of clean, safe and effective products to the conscious consumer.

BORN IN A KITCHEN, NOT A LAB.



We were born out of necessity - a need for safe, effective, and clean products - when my aunt was diagnosed with multiple medical conditions…

…now, we're bringing this prolific and successful, home-based business, from the kitchen into the world.

THE PROBLEM

Consumers don't know who - or what - to trust.

‣ Toxins and harmful ingredients

‣ Low-quality products with little to no transparency or variation

‣ No or little medical oversight

‣ Lack of consumer education

‣ Brands do not meet the needs of the Conscious Consumer



THE CONSCIOUS CONSUMER TREND

- Self-care, better-for-you trends manifesting in general retail
- Trending consumer needs: trust, transparency, sustainability, mission-driven
- The COVID-19 Pandemic has led to a surge of socially responsible behaviors

OUR CLEAN PROMISE
Where healthier meets easier.
QVC CLEAN BEAUTY GIF
CONSCIOUS BEAUTY
Awareness, appreciation, purpose. Mother Earth to Skin. Skin to Soul.
CLEAN AT SEPHORA
conscious beauty
CONSCIOUS BEAUTY
honest. clean. mindful.
A Clean Beauty Haven
CLEAN UP YOUR BEAUTY ROUTINE
NEIMAN'S CLEAN BEAUTY
both planet and people positive

EDUCATION OPPORTUNITIES

A lot remains to be done with EDUCATION

Consumer knowledge of cannabinoids and dosing is severely lacking – even among those you would assume would know.   – Univ. of Buffalo and Univ. of Michigan

Over 70% of people are unfamiliar with terms like the "entourage effect" and "endocannabinoid system."
                                                                          – Oasis Intelligence Survey

By Focusing on Consumer Education, CBD Companies Will Create a $20 Billion Market
                                                          – National Institute of Cannabis Investors

"Our results suggest the need for broad-based cannabis education programs to help advocates and the general public to better understand and manage their use of the drug,"
                                                                    – R. Lorraine Collins, PhD

THE SOLUTION

Element Apothec. The trustworthy brand conscious consumers are demanding

- Clean and Safe Products
- Complete Transparency
- Medical and Scientific Oversight
- Innovative & Effective Formulations
- Our "Never, Ever Promise"
- Sustainability
- Give Back 1%
- Consumer Education



ELĒMENT APOTHĒC
CALM COOL COLLECTED
500mg
BOTANICAL INFUSED BROAD SPECTRUM CBD+CBG TINCTURE
1 fl oz (30ml)
HERBAL SUPPLEMENT
ELĒMENT APOTHĒC
BELLE VISAGE
500mg
BROAD SPECTRUM CBD+CBG BOTANICAL FACE SERUM
1 fl oz (30ml)
ELĒMENT APOTHĒC
RELIEF
CBD+CBG+CBN BALM
1.7 fl oz (50ml)
ELĒMENT APOTHĒC
NOURISH LOTION
1000mg
BOTANICAL INFUSED BROAD SPECTRUM CBD+CBG LOTION
4 fl oz (120ml)
ELĒMENT APOTHĒC
REST RELAX RECOVER
500mg
BOTANICAL INFUSED BROAD SPECTRUM CBD+CBN TINCTURE
1 fl oz (30ml)
HERBAL SUPPLEMENT

MARKET OPPORTUNITY

▸ Projected U.S. Sales of Hemp-Based Products to reach $16 billion by 2022

▸ 240+ million new/underserved consumers are coming to market now



PROJECTED U.S. HEMP-BASED PRODUCT SALES

*Source: Yahoo Financial

*projected market size which cannot be guaranteed

MARKET **OPPORTUNITY**

‣ Projected $3.5 Trillion Wellness Market Size by 2022

‣ $450 Billion Self-Care Market

‣ 88% of consumers practice some form of self-care

‣ One-third of consumers have increased self-care practices

‣ Savvy consumers increasingly realizing the benefits of phytocannabinoids and clean beauty

$3.5T+ 2022 PROJECTED WELLNESS MARKET SIZE



Personal Care and Beauty
$1.38T

Healthy Eating, Nutrition and Weight Loss
$897B

Fitness Mind/Body
$760B

Traditional and Complementary Medicine
$459B

*Source: GWI & Technavio

*projected market size which cannot be guaranteed

FINANCIALS

Unit Economics   3:1
Retail Margins   70%
Wholesale Margins   85%



*projected financials which cannot be guaranteed

HOW **ELEMENT APOTHEC** STACKS UP















ELĒMENT APOTHĒC
NOURISH LOTION
500mg
BOTANICAL INFUSED BROAD SPECTRUM CBD+CBG LOTION
120ml / 4oz
PURE
EXTRA STRENGTH
PLUS
+CBDoil
HEMP BALM
Net Wt. 1.3 oz (37 g)
SAINT JANE
LUXURY BODY SERUM
apothecanna
prima
R+R Cream
ADVANCED RECOVERY RUB
beam
the fixer

	Element Apothec	Pure Spectrum	CV Sciences	Saint Jane	Apothecanna	Prima	Beam
All-Natural	✓			✓	✓	✓	
No Harmful Ingredients	✓	✓			✓	✓	
Wellness Targeted	✓	✓	✓		✓	✓	✓
Beauty Targeted	✓			✓		✓	
Consumer Education	✓		✓	✓		✓	✓
Diversified Products	✓	✓	✓				✓
Priced Right	✓		✓		✓	✓	

THE TEAM



DAVINA KAONOHI
Chief Executive Officer

Seasoned entrepreneur with over 20 years experience in B2C, tech, and recruiting sectors. Experienced with startup strategy development, leadership, and organizational development.



DAVID CROWTHER
Chief Operations Officer

David has a strong background in communications and media, with experience founding, developing, and helping to grow small businesses. Experienced Creative Producer in health and wellness, sports, food, and entertainment industries.



DR. SWATHI VARANASI
Chief Science Officer

Integrative health pharmacist, clinical cannabis researcher, and a natural medicines educator, CBD/ hemp medical consultant, and content contributor for print & online publications.



LOLA DALEO
Co-Founder

Over 10 years formulating organic and natural wellness, skincare and body products. Founded an organic skincare and wellness company.

ADVISORY BOARD



DR. MARVIN SINGH

Diplomate of the American Board of Integrative Medicine, board certified internist, and gastroenterologist. Dr. Singh will be integral to helping create new, innovative products.



DR. RAJA SIVIMANI

Integrative Board Certified Dermatologist, Adjunct Professor, UC Davis. He look to push the boundaries of integrative therapies to make them better for patients



TESSIE TRACEY

Certified Behavioral Nutrition Coach , Wellness and Fitness Coach, Speaker, Corporate Health Programs and Creator of the H.A.P.I.E. Goal Method



HAYDEN FULSTONE

Co-Founder, Liquid I.V., Business Advisor and Investor, and Entrepreneur with a passion for building socially responsible, sustainable businesses.



ERIC KIKER

Helping brands, including: Naked Juice, Atkins, Jenny Craig, Curves, Nautica, KC Masterpiece, Herbalife, Perfect Bar, and many more, find their greatness.

OUR **MEDICAL ADVISORY TEAM**



DR. SWATHI VARANASI
Chief Science Officer

Integrative health pharmacist, clinical cannabis researcher, and a natural medicines educator, CBD/ hemp medical consultant, and content contributor for print & online publications.



DR. MARVIN SINGH
Chief Medical Advisor

Diplomate of the American Board of Integrative Medicine, board certified internist, and gastroenterologist. Dr. Singh will be integral to helping create new, innovative products.



DR. RAJA SIVIMANI

Integrative Board Certified Dermatologist, Adjunct Professor, UC Davis. He look to push the boundaries of integrative therapies to make them better for patients

OUR **PRODUCTS**

The Elēment Apothēc line contains innovative and highly-effective formulations utilizing CBD, CBG, CBN and other, beneficial phytocannabinoids and plant-based remedies.

- *REST RELAX RECOVER TINCTURE - CBD/CBN*
- *CALM COOL COLLECTED TINCTURE - CBD/CBG*
- *RELIEF BALM - CBD/CBG/CBN*
- *NOURISH LOTION - CBD/CBG*
- *BELLE VISAGE FACE SERUM - CBD/CBG*


ELĒMENT APOTHĒC
CALM
COOL
COLLECTED
1500mg
BOTANICAL
INFUSED
BROAD
SPECTRUM
CBD+CBG
TINCTURE
1 fl oz (30ml)
HERBAL SUPPLEMENT
ELĒMENT APOTHĒC
RELIEF
CBD+CBG+CBN BALM
1.7 fl oz (50ml)
ELĒMENT APOTHĒC
BELLE
VISAGE
500mg
ELĒMENT APOTHĒC
BELLE
VISAGE
500mg
BROAD
SPECTRUM
CBD+CBG
BOTANICAL
FACE SERUM
1 fl oz (30ml)
REST
RELAX
RECOVER
1500mg
BOTANICAL
INFUSED
ELĒMENT APOTHĒC
REST
RELAX
RECOVER
500mg
BOTANICAL
INFUSED
BROAD
SPECTRUM
CBD+CBN
TINCTURE
1 fl oz (30ml)
HERBAL SUPPLEMENT

OUR CUSTOMER - PSYCHOGRAPHIC

- ‣ Wants to take (better) care of themselves and live better lives.

- ‣ Wants relief from daily stressors - both physical and emotional, or simply desire to look their best.

- ‣ Wants products that improve their lives without harmful effects

- ‣ Understand that what goes on their bodies is just as impactful as what goes in their bodies.

- ‣ Wants a company they can trust





MARKETING PLAN

SOCIAL

INSTAGRAM
FACEBOOK
SNAPCHAT
TIKTOK
PINTEREST
LINKEDIN
YOUTUBE

INFLUENCER

INSTAGRAM
FACEBOOK
TIKTOK
SNAPCHAT

DIGITAL

ADS

PROGRAMATIC
GOOGLE
INSTAGRAM
FACEBOOK

CONTENT

BLOGS/VLOGS
EMAIL
POP-UPS
GIVEAWAYS

WEB

SHOPIFY
SEO

BUSINESS MODEL









B2C RETAIL　　**B2B WHOLESALE**　　**SUBSCRIPTIONS**　　**AMBASSADORS**

MILESTONES TO DATE

- *Started Shipping Our First Orders Last Week*
- *Signed Partnership Agreement with a Premier Medical GPO (Distribution)*
- *Retail Partnerships: Showfields (NY and Miami), Showcase by CalEthos*
- *Secured Influencers and Tier 1 Media Outlets*
- *Pending B Corp Certified & 1% For the Planet*
- *CertClean Certification, Clear For Me, & Leaping Bunny*







ELĒMENT APOTHĒC
REST
RELAX
RECOVER
1500mg
BOTANICAL
INFUSED
BROAD
SPECTRUM
CBD+CBN
TINCTURE
50mg CBD/ml + 5mg CBN/ml
1 fl oz (30ml)
HERBAL SUPPLEMENT
ELĒMENT APOTHĒC
RELIEF
CBD+CBG+CBN BALM
1.7 fl oz (50ml)
ELĒMENT APOTHĒC
BELLE
VISAGE
500mg
BROAD
SPECTRUM
CBD+CBG
BOTANICAL
FACE SERUM
1 fl oz (30ml)

OUR ASK

Currently raising $500,000 on WeFunder
- Convertible Note
  - Reg CF
  - Reg D
- Accredited and Non-Accredited Investors
- $4M Valuation
  - 7% Interest
  - 10% Discount



BizDev
12%

Marketing
30%

Operating Costs
10%

Fees
8%

Inventory
40%



WHY **ELEMENT APOTHEC?**

Trust. Plain and simple.

Invest now and join us on our journey to set a new standard of clean/science.

Element Apothec. Never, Ever Anything But Good

ContactUs

Davina Kaonohi
email: davina@elementapothec.com

Thank You

ELĒMENT
APOTHĒC